UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): May 23, 2002

NTS-PROPERTIES VII, LTD.
(Exact name of registrant as specified in its charter)

FLORIDA
(State or other jurisdiction incorporation)

0-17589	61-1119232
(Commission File Number)	*(I.R.S. Employer Identification No.)*

10172 Linn Station Road, Louisville, Kentucky 40223
(Address of principal executive offices)

Registrant's telephone number, including area code:(502) 426-4800

Item 4 - Changes in Registrant's Certifying Accountant

(a) The General Partner of NTS-Properties VII, Ltd., annually considers the selection of the registrant's independent public accountants. On May 23, 2002, the General Partner decided to dismiss Arthur Andersen LLP ("Andersen") as the registrant's independent public accountants and engaged Ernst & Young LLP to serve as the registrant's independent public accountants for 2002.

(b) Andersen's reports on NTS-Properties VII's financial statements for the past two years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. Andersen's report on NTS-Properties VII's financial statements for 2001 was issued on March 29, 2002, containing an unqualified opinion in conjunction with the publication of NTS-Properties VII's Annual Report to Shareholders and the filing of NTS-Properties VII's Annual Report on Form 10-K.

(c) During NTS-Properties VII's two most recent fiscal years and through the date of this Form 8-K, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on NTS-Properties VII's financial statements for such years; and there were no reportable events, as listed in Item 304 (a)(1)(v) of Regulation S-K.

(d) NTS-Properties VII provided Andersen with a copy of the foregoing disclosures. Attached as Exhibit 16.1 is a copy of Andersen's letter, dated May 24, 2002, stating its agreement with such statements.

(e) During NTS-Properties VII's two most recent fiscal years and through the date of this Form 8-K, NTS-Properties VII did not consult Ernst & Young LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on NTS-Properties VII's financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Item 7 - Exhibits

The following exhibits are filed with this document.

**Exhibit
Number   Description**

16.1   Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated
          May 24, 2002.

99.1   Press Release dated May 29, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

      NTS-PROPERTIES VII, LTD.

BY: NTS-Properties Associates VII,
       General Partner,
       BY: NTS Capital Corporation,
           General Partner

/s/ Gregory A. Wells
Gregory A. Wells
Senior Vice President and
Chief Financial Officer of
NTS Capital Corporation

Date: May 29, 2002

Exhibit Index

Exhibit Number	Description
16.1	Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated May 24, 2002.
99.1	Press Release dated May 29, 2002.

EXHIBIT 16.1

LETTER FROM ARTHUR ANDERSEN LLP TO THE SECURITIES AND EXCHANGE COMMISSION DATED MAY 24, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

May 24, 2002

Dear Sir/Madam:

We have read paragraphs (b) through (d) of Item 4 on Form 8-K dated May 23, 2002, of NTS-Properties VII, Ltd. to be filed with the Securities and Exchange Commission, and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP
Arthur Andersen LLP

EXHIBIT 99.1

PRESS RELEASE DATED MAY 29, 2002

NTS-PROPERTIES VII, LTD. APPOINTS INDEPENDENT ACCOUNTANTS

LOUISVILLE, KY, MAY 29, 2002 – NTS-Properties VII, Ltd. (the "Partnership") today announced that its General Partner, NTS-Properties Associates VII, has appointed Ernst & Young as the Partnership's independent accountants for 2002.

"We look forward to working with Ernst & Young in the firm's new role as our independent accountants," said J.D. Nichols, the General Partner of NTS-Properties Associates VII and Chairman of the Board and Sole Director of NTS Capital Corporation.

Prior to selection of Ernst & Young, Arthur Andersen had served as the Partnership's independent accountants. "We value greatly the professional services provided by Arthur Andersen over the years and appreciate the excellent work provided by them," said Nichols.